June 28, 2006
BY EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jim B. Rosenberg Senior Assistant Chief Accountant

Re:	Hub International Limited
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 13, 2006
File Number: 001-31310
Dear Mr. Rosenberg:
Reference is made to the comment letter, dated May 26, 2006 (the “Comment Letter”), from the staff (the “Staff”) of the Securities and Exchange Commission to Hub International Limited (the “Company”) concerning the above captioned Annual Report on Form 10-K for the fiscal year ended December 31, 2005. Reference is also made to my letter to you, dated June 1, 2006, which stated that the Company intended to respond to the Comment Letter by the end of June 2006.
Further to a telephone conversation between our counsel, Shearman & Sterling LLP, and a member of the Staff, I hereby inform you that the Company now intends to respond to the Comment Letter no later than July 14, 2006 in accordance with the protocol set forth in the Comment Letter.
We appreciate your assistance in this matter. Please direct all questions or comments regarding this filing to me at 312-279-4886.
Sincerely,
/s/ Marianne D. Paine
Marianne D. Paine
Chief Legal Officer

cc:	Martin P. Hughes
Dennis J. Pauls
Hub International Limited
Adam M. Givertz
Shearman & Sterling LLP